12/8/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10032908

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SEC MAIL RECEIVED NOV 22 2010 WASH, D.C. 211 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B Street, Suite 2204
(No. and Street)

San Diego	California	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. Levenson (619) 234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S. Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Diego
Subscribed and sworn to (or affirmed) before me on this 26th day of October, 2010 by Richard S. Levenson proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

Notary Public

Signature

President

Title



L. RINCON
Commission # 1744144
Notary Public - California
San Diego County
MyComm. Expires May 20, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Western Financial Corporation:

We have audited the accompanying statement of financial condition of Western Financial Corporation (the Company) as of September 30, 2010, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and, cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Financial Corporation as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 16, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Western Financial Corporation
Statement of Financial Condition
September 30, 2010

Assets

Cash	$	54,365
Commissions receivable		20,620
Total assets	$	74,985

Liabilities and Stockholders' Equity

Liabilities

Salaries and commissions payable	$	5,134
Liabilities subordinated to claims of general creditors		34,000
Total liabilities		39,134

Stockholders' equity

Common stock, no par value, 7,500 shares authorized, 3,500 shares issued and outstanding		15,000
Additional paid-in capital		3,354
Retained earnings		17,497
Total stockholders' equity		35,851
Total liabilities and stockholders' equity	$	74,985

The accompanying notes are an integral part of these financial statements.

Western Financial Corporation
Statement of Operations
For the Year Ended September 30, 2010

Revenues	
Commissions	$ 365,137
Investment banking fees	240,072
Other income	327
Total revenues	605,536
Expenses	
Commission charges	39,089
Employee compensation and benefits	441,198
Professional fees	8,576
Occupancy and equipment rental	82,970
Interest expense	2,210
Other operating expenses	31,922
Total expenses	605,965
Net income (loss) before income tax provision	(429)
Income tax provision	2,422
Net income (loss)	$ (2,851)

The accompanying notes are an integral part of these financial statements.

Western Financial Corporation
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2010

	Amount
Balance at September 30, 2009	$ 34,000
Increase:	-
Decrease:	-
Balance at September 30, 2010	$ 34,000

The accompanying notes are an integral part of these financial statements.

Western Financial Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2009	$ 15,000	$ 3,354	$ 20,348	$ 38,702
Net income (loss)	-	-	(2,851)	(2,851)
Balance at September 30, 2010	$ 15,000	$ 3,354	$ 17,497	$ 35,851

The accompanying notes are an integral part of these financial statements.

Western Financial Corporation
Statement of Cash Flows
For the Year Ended September 30, 2010

Cash flow from operating activities:		
Net income (loss)		$ (2,851)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ 6,149	
Tax refund receivable	7,778	
Deferred tax asset, net	1,622	
Increase (decrease) in liabilities:		
Commissions payable and accrued expenses	(8,107)	
Salaries payable	(920)	
Total adjustments		6,522
Net cash provided by (used in) operating activities		3,671
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		3,671
Cash at beginning of year		50,694
Cash at end of year		$ 54,365
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,210	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Western Financial Corporation
Notes to Financial Statements
September 30, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Western Financial Corporation (the "Company") was incorporated in the State of California on October 7, 1971 under the name of JB Financial. On April 16, 1974, the Company changed the name to Western Financial Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including broker or dealer retailing corporate equity securities over-the-counter, broker or dealer retailing corporate debt securities, U.S government securities broker, municipal securities dealer, mutual fund retailer, and private placement of securities on a best efforts basis only.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Western Financial Corporation
Notes to Financial Statements
September 30, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The Company reviewed all significant newly issued accounting pronouncements and concluded that, other than those disclosed, no material impact is anticipated on the financial statements as a result of future adoption.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholders' equity

Note 2: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ 1,622	$ 1,622
State	800	-	800
Total income tax expense (benefit)	800	1,622	$ 2,422

Note 3: RELATED PARTY TRANSACTIONS

The Company leases its office space from an entity that is owned by one of its stockholders under a formal agreement which is renewable annually. For the year ended September 30, 2010, the Company paid $82,970. Additionally, the Company also receives computer and research services from the same affiliated entity, which are billed monthly, based upon underlying costs and services. For the year ended September 30, 2010, the Company incurred $23,000 for these services.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: SUBORDINATED LIABILITIES

The borrowings under the subordination loan agreements at September 30, 2010, are listed as follows:

Liabilities subordinated to the claims of general creditors:

Interest at 6.5%, due December 31, 2011	$ 34,000

The two subordinated loan agreements are payable to a company that is wholly owned by one of the stockholders. The two agreements are $20,000 and $14,000 respectively. The interest expense for the year ended September 30, 2010, was $2,210.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not be repaid.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Western Financial Corporation
Notes to Financial Statements
September 30, 2010

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending September 30, 2010, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Western Financial Corporation
Notes to Financial Statements
September 30, 2010

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2010, the Company had net capital of $69,851 which was $19,851 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($39,134) to net capital was 0.56 to 1, which is less than the 15 to 1 maximum allowed.

Western Financial Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2010

Computation of net capital		
Common stock	$ 15,000	
Additional paid-in capital	3,354	
Retained earnings	17,497	
Total stockholders' equity		$ 35,851
Add: Additions to capital		
Subordinated liabilities	34,000	
Total allowable subordinated liabilities		34,000
Total equity & allowable subordinated liability		69,851
Less: Non-allowable assets		
Total non-allowable assets		-
Net capital		69,851
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,609	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(50,000)
Excess net capital		$ 19,851
Ratio of aggregate indebtedness to net capital	0.56 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2010.

See independent auditor's report

Western Financial Corporation
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2010

A computation of reserve requirements is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Financial Corporation
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of September 30, 2010

Information relating to possession or control requirements is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Western Financial Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Western Financial Corporation:

In planning and performing our audit of the financial statements of Western Financial Corporation (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 16, 2010

Western Financial Corporation

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Period Ended September 30, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Western Financial Corporation

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedules of Securities Investor Protection Corporation Assessments and Payments (Forms SIPC-6 and SIPC-7) of Western Financial Corporation ("the Company") for the year from October 1, 2009 to September 30, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year from October 1, 2009 to September 30, 2010, with the amounts reported in General Assessment Reconciliations (Forms SIPC-6 and SIPC-7);

3. Compared any adjustments reported in Forms SIPC-6 and SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in Forms SIPC-6 and SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with Forms SIPC-6 and SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Forms SIPC-6 and SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Western Financial Corporation taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 16, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Western Financial Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Period Ended September 30, 2010

	Amount
Total assessment	$ 1,303
SIPC-6 general assessment Payment made on April 23, 2010	(740)
SIPC-7 general assessment Payment made on November 12, 2010	(563)
Total assessment balance due/carried over	$ –